EXHIBIT 97

KIRBY CORPORATION
CLAWBACK POLICY

I.
Introduction

The Board of Directors of the Kirby Corporation (hereinafter the “Company”) (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for- performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual.

II.
Definitions. For purposes of this policy, the terms set forth below shall have the following meanings:

(a)
“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder.

(b)
“Committee” means the Compensation Committee of the Board.

(c)
“Covered Compensation” means any Incentive Compensation granted, vested, or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive Compensation and that was received (i) on or after October 2, 2023, (ii) after the person became an Executive Officer, and (iii) at a time that the Company had a class of securities listed on a U.S. national securities exchange. For purposes of this Policy, Incentive Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive Compensation award is attained, even if the grant, vesting, or payment of the Incentive Compensation occurs after the end of that period.

(d)
“Covered Executive” means any current and former Executive Officer subject to this Policy in accordance with its terms.

(e)
“Excess Incentive Compensation” means the amount of Covered Compensation granted, vested, or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested, or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total stockholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Excess Incentive Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total stockholder return upon which the Covered Compensation was granted, vested, or paid and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.

(f)
“Executive Officer” means an “officer” of the Company for purposes of the reporting requirements under Section 16 of the Exchange Act.

(g)
“Financial Reporting Measures” are (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) any measures derived in whole or in part from such measures, (iii) stock price and (iv) total shareholder return.

(h)
“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, “Incentive-Based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive Compensation (including, without limitation, any amounts under any supplemental retirement or severance plan or agreement or any notional account that is based on Incentive Compensation, as well as any earnings accrued thereon).

(i)
“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Excess Incentive Compensation under this Policy is not dependent on if or when the Restatement is actually filed.

(j)
“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Recovery of any Excess Incentive Compensation under this policy is not dependent on fault, fraud, or misconduct by any person in connection with the Restatement.

For purposes of this Policy, a Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles, (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization, (3) reclassification due to a discontinued operation, (4) application of a change in reporting entity, such as from a reorganization of entities under common control, or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

III.
Statement of Policy.

In the event of a Restatement, any Excess Incentive Compensation received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Excess Incentive Compensation, except as provided below.

Notwithstanding the foregoing, the Committee may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Excess Incentive Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE); (ii) pursuing such recovery would violate the Company’s home country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of home country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE); or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code.

Notwithstanding anything to the contrary herein, the Committee has no obligation to seek recoupment of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Committee, the Board, or a group composed entirely of independent members of the Board; provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.

IV.
Means of Repayment.

In the event that the Committee determines that any person shall repay any Excess Incentive Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company shall be entitled to set off the repayment amount against any amount owed to the person by the Company, to require the forfeiture of any award granted by the Company to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including, without limitation, Section 409A of the Code. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Excess Incentive Compensation to the Company by wire, cash, or cashier’s check no later than thirty (30) days after receipt of such notice.

V.
No Indemnification. The Company shall not indemnify any person, directly or indirectly, for any losses that such person may incur in connection with the recovery of Excess Incentive Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

VI.
Administration. This Policy and its enforcement shall be administered by the Committee. Any determinations made by the Committee under this Policy shall be final and binding on all affected persons. In the event that the Committee determines that any person shall repay any Excess Incentive Compensation, the person shall satisfy such repayment in a manner and on such terms as required by the Committee to the fullest extent permitted under applicable law including, without limitation, Section 409A of the Code.

VII.
General.

(a)
It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual. The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

(b)
This Policy shall be binding on and enforceable against all Executive Officers and their successors, assigns, beneficiaries or legal representatives.

(c)
This Policy may be amended or terminated by the Board at any time.

(d)
Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern.

(e)
The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.

(f)
This Policy replaces the Clawback Policy adopted by the Board on October 27, 2020 (the “Prior Policy”). The rights of the Company under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation, or stock exchange listing requirement or any other policy, plan, or agreement of the Company; provided, however, that any amounts recouped under any other policy that would be recoupable under this Policy shall count toward any required recoupment under this Policy and vice versa. For avoidance of doubt, any Excess Incentive Compensation (within the meaning of the Prior Policy) received prior to October 2, 2023, shall be subject to the terms of the Prior Policy.

Adopted: October 24, 2023